UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2026

Roman DBDR Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42435	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3300 S. Dixie Highway, Suite 179 West Palm Beach, FL	33405
(Address of principal executive offices)	(Zip Code)

(650) 618-2524

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	DRDBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	DRDB	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DRDBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement

On February 27, 2026, Roman DBDR Acquisition Corp. II, a Cayman Islands exempted company (“Roman”), ThomasLloyd Climate Solutions B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), with its corporate seat in Amsterdam, the Netherlands (“ThomasLloyd”), and each of the holders of ThomasLloyd’s outstanding ordinary shares as named in the Business Combination Agreement (the “Sellers”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). TL Topco PLC, a public limited company to be incorporated under the laws of England and Wales (“PubCo”) and ThomasLloyd Climate Solutions Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of PubCo (“Merger Sub” and, together with PubCo, the “PubCo Parties” and each, a “PubCo Party”) will become parties to the Business Combination Agreement following the formation of PubCo. The Business Combination Agreement and the transactions contemplated thereby (the “Business Combination”) were unanimously approved by the boards of directors of each of Roman and ThomasLloyd. The Business Combination is expected to close in the third quarter of 2026, following the receipt of the requisite approvals of Roman’s shareholders and ThomasLloyd’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Agreement

The Merger and the Share Exchange

The Business Combination Agreement provides, among other things, that at least one day prior to the share exchange described below, Roman will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company after the Merger (the “Surviving Company”) and a direct, wholly owned subsidiary of PubCo. The effective time of the Merger is referred to as the “Merger Effective Time.” As a result of the Merger, each issued and outstanding share of Roman’s Class A ordinary shares, $0.0001 par value (each a “Roman Class A Share”) and Roman’s Class B ordinary Shares, $0.0001 par value (each a “Roman Class B Share” and, together with Roman Class A Share, “Roman Ordinary Shares”) other than the Roman Dissenting Shares (each as defined in the Business Combination Agreement) will no longer be outstanding and will be automatically cancelled and converted into and exchanged for the right to receive one PubCo Class A Ordinary Share (as defined below), and each issued and outstanding Roman Warrant (as defined in the Business Combination Agreement) will become one warrant to purchase one PubCo Class A Ordinary Share (“PubCo Warrant”), with PubCo issuing a number of PubCo Class A Ordinary Shares and PubCo Warrants in accordance with the terms of the Business Combination Agreement. Exercise of each Roman Warrant will be handled pursuant to an Assignment, Assumption and Amendment Agreement, entered into by each of PubCo, the Surviving Company and Continental Stock Transfer & Trust Company, as warrant agent, amending the Warrant Agreement (as defined in the Business Combination Agreement), pursuant to which, among other things, PubCo will assume the obligations of the Surviving Company under the Warrant Agreement. Each Roman Dissenting Share shall be cancelled and cease to exist at the Merger Effective Time, will not be entitled to receive the applicable PubCo Shares (as defined below) and will be entitled to receive only the payment of the fair value of such Roman Dissenting Share held by them as determined in accordance with Section 238 of the Cayman Companies Act.

At least one day following the Merger Effective Time, PubCo will acquire all of the issued and outstanding ordinary shares of ThomasLloyd from the Sellers in exchange for the issuance by PubCo of new ordinary shares, par value $0.01 per share, consisting of Class A ordinary shares (“PubCo Class A Ordinary Shares”) and Class B ordinary shares (“PubCo Class B Ordinary Shares” and, together with the PubCo Class A Ordinary Shares, the “PubCo Shares”). The effective time of such share exchange is referred to as the “Share Exchange Effective Time” and such share exchange is referred to as the “Share Exchange.” The Share Exchange, together with the Merger, the Business Combination and the other transactions contemplated by the Business Combination Agreement and the related agreements, are collectively referred to as the “Transactions.”

Subject to the terms and conditions of the Business Combination Agreement, PubCo will issue to the Sellers in the aggregate, a number of PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares, as applicable, with an aggregate value up to an amount equal to the relevant portion of the Share Exchange Aggregate Consideration (as defined in the Business Combination Agreement, based on an equity value of $850,000,000), with PubCo allotting and issuing to each Seller, for each ThomasLloyd ordinary share held, a number of PubCo Class A Ordinary Shares and/or PubCo Class B Ordinary Shares, as applicable, equal to the Per Share Exchange Ratio in accordance with the Allocation Schedule (each as defined in the Business Combination Agreement).

Following the closing of the Business Combination (the “Closing”), in addition to the consideration to be received pursuant to the Share Exchange, if at any time during the period beginning on the date of the Closing (the “Closing Date”) and ending on the fifth anniversary thereof (the “Earn-Out Period”), the closing price of the PubCo Class A Ordinary Shares equals or exceeds certain specified price thresholds for any twenty (20) consecutive Trading Days (as defined in the Business Combination Agreement) (each such threshold, an “Earn-Out Target”), then within ten (10) Trading Days following the achievement of such Earn-Out Target, PubCo will issue to the Sellers an aggregate of 7,500,000 PubCo Class A Ordinary Shares for each Earn-Out Target achieved, in an amount of shares equal to each Seller’s pro rata portion of the ThomasLloyd ordinary shares exchanged in the Share Exchange (such PubCo Class A Ordinary Shares issuable upon achievement of the Earn-Out Targets, the “Earn-Out Consideration”). The Earn-Out Targets are: (i) $12.50 per share, (ii) $15.50 per share, (iii) $17.50 per share, (iv) $20.00 per share, (v) $22.50 per share, and (vi) $25.00 per share. The Earn-Out Consideration for each Earn-Out Target is calculated as a separate and distinct target obligation and is payable following the achievement of such target even if such achievements occur concurrently. The aggregate Earn-Out Consideration available to be earned across all Earn-Out Targets is 45,000,000 PubCo Class A Ordinary Shares. If any Earn-Out Target is not satisfied during the Earn-Out Period, the obligations with respect to such Earn-Out Target will terminate. The Earn-Out Consideration and the closing price requirement for each Earn-Out Target are subject to adjustment to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into PubCo Class A Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to PubCo Class A Ordinary Shares, occurring on or after the effective date of the Business Combination Agreement and prior to the time any such Earn-Out Period is achieved and the Earn-Out Consideration is delivered, if any.

Roman Shareholder Redemptions

Roman will provide the holders of Roman Class A Shares, the right to have all or a portion of their Roman Class A Shares redeemed for cash in connection with the Business Combination, in accordance with Roman’s governing documents, for a per-share price equal to the pro rata portion of the funds then in Roman’s trust account (including interest not previously released to pay taxes).

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of Roman and ThomasLloyd prior to the Closing and the preparation and filing of a registration statement on Form F-4 relating to the Business Combination containing a prospectus and proxy statement (the “Registration Statement / Proxy Statement”). In addition, prior to the effectiveness of Registration Statement / Proxy Statement, PubCo will adopt a new equity incentive plan (the “PubCo Equity Incentive Plan”) and an employee share purchase plan (the “PubCo Employee Stock Purchase Plan” or “PubCo ESPP”, together with the PubCo Equity Incentive Plan, the “Equity Plan Proposals”). The PubCo Equity Incentive Plan will provide for the issuance of shares equal to up to 10% of the PubCo Shares on a fully-diluted basis (calculated after giving effect to the Transactions) and will include an annual automatic increase in the share reserve on the first day of each fiscal year, such increase up to 3% of the PubCo Shares on a fully-diluted basis. The PubCo ESPP will provide for the issuance of shares equal to 2% of the PubCo Shares on a fully-diluted basis (calculated after giving effect to the Transactions) and will include an annual automatic increase in the share reserve on the first day of each fiscal year of 1% of the PubCo Shares on a fully-diluted basis.

The Business Combination Agreement also contains obligations of Roman and PubCo to use their commercially reasonable efforts to seek financing agreements for an aggregate of at least $100 million in proceeds through one or more subscription agreements on such terms and conditions therein, and using a placement agent, to be mutually agreed by Roman, PubCo and ThomasLloyd. Each of Roman, PubCo and ThomasLloyd will use commercially reasonable efforts to cooperate with each other in connection with the arrangement of any PIPE Financing (as defined in the Business Combination Agreement).

Governance

The parties have agreed to take all requisite action such that, effective immediately after the Share Exchange Effective Time, the PubCo board of directors will initially consist of seven (7) directors: (A) one (1) director will be designated by ThomasLloyd; (B) one (1) director will be designated by Roman; (C) one (1) director will be ThomasLloyd’s Chief Executive Officer; and (D) four (4) directors will be Independent Directors who are not employed by ThomasLloyd and who are mutually agreeable to Roman and ThomasLloyd; provided, that at least a majority of the PubCo board of directors will qualify as Independent Directors. The initial director designees will hold such office until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.

Conditions to Closing

The obligation of the parties to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of any applicable waiting periods under applicable antitrust law, (ii) no legal restraint or prohibition issued by any governmental entity enjoining, prohibiting or preventing the consummation of the Business Combination being in effect, (iii) the effectiveness of the Registration Statement / Proxy Statement, (iv) receipt of the requisite approvals of Roman’s shareholders, (v) the approval for listing of the PubCo Shares on Nasdaq (or other principal market mutually agreed by Roman and ThomasLloyd), and (vi) the PubCo board of directors being constituted as required by the Business Combination Agreement

The obligation of Roman and the PubCo Parties to consummate the Transactions is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) execution and delivery of an officer’s certificate by an officer of ThomasLloyd certifying the accuracy of certain conditions, and (iii) receipt of evidence that each of the Terminating Contracts (as defined in the Business Combination Agreement) shall be terminated effective as of immediately prior to the Merger Effective Time.

The obligation of ThomasLloyd and the Sellers to consummate the Transactions is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no Roman Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) execution and delivery of an officer’s certificate by an officer of Roman certifying the accuracy of certain conditions, (iii) the articles of association of PubCo (the “PubCo Articles”) having been filed with Companies House, accepted by the registrar and shown as effective on the public register, (iv) the execution and delivery of the registration rights agreement (the “Registration Rights Agreement”) and lock-up agreement (the “Lock-Up Agreement”), and (v) that sponsor support agreement (the “Sponsor Support Agreement”) has been complied with in all material respects.

Termination

The Business Combination Agreement may be terminated under certain circumstances, including (i) by mutual written consent of ThomasLloyd and Roman at any time prior to the Closing, (ii) by either ThomasLloyd or Roman if the Closing has not occurred by August 31, 2026 (the “Outside Closing Date”) (provided that, if the SEC has not declared the Registration Statement / Proxy Statement effective on or prior to August 31, 2026, the Outside Closing Date shall be automatically extended to November 16, 2026) or the Outside Closing Date shall be extended by a vote of the shareholders of Roman to a date not to exceed December 16, 2027, (iii) by ThomasLloyd or Roman if a governmental authority issues a final and non-appealable order or enacts a law making the Transactions illegal or permanently restraining, enjoining or otherwise prohibiting the Transactions, (iv) by ThomasLloyd or Roman if the shareholder meeting of Roman has been held and concluded and the shareholder approval of Roman was not obtained, (v) by Roman at any time after May 15, 2026 if ThomasLloyd fails to deliver the required audited financial statements, management’s discussion and analysis, and information necessary for the preparation of unaudited pro forma condensed combined financial information of PubCo within the time period required under the Business Combination Agreement, (vi) by Roman if ThomasLloyd or the PubCo Parties breach any representation, warranty, agreement or covenant in the Business Combination Agreement which has rendered or would reasonably be expected to render the satisfaction of certain closing conditions impossible and such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by ThomasLloyd of written notice from Roman describing the nature of such breach, or (vii) by ThomasLloyd if Roman breaches any of its covenants, agreements, representations, and warranties in the Business Combination Agreement which has rendered or would reasonably be expected to render the satisfaction of certain closing conditions impossible and such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by Roman of written notice from ThomasLloyd describing the nature of such breach.

If the Business Combination Agreement is validly terminated, none of the parties will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of willful breach or fraud. Notwithstanding the foregoing, (i) if Roman terminates the Business Combination Agreement after June 30, 2026 solely due to ThomasLloyd’s failure to deliver the required audited financial statements by June 30, 2026, ThomasLloyd shall pay Roman the portion of Roman’s reasonable and documented out-of-pocket fees and expenses paid or payable to third parties as they relate to the negotiation of the Ancillary Agreement (as defined in the Business Combination Agreement) and the Business Combination Agreement (the “Roman Transaction Expenses”), (ii) if ThomasLloyd fails to consummate the Transactions upon satisfaction of all of the conditions to Closing as set forth in Article XI of the Business Combination Agreement (other than those conditions that by their nature would be satisfied at the Closing) or otherwise terminates the Business Combination Agreement in breach of Article XII of the Business Combination Agreement, provided in each case, that Roman and PubCo are each ready and willing to consummate the Transactions at such time and not in breach of their obligations, ThomasLloyd shall pay Roman the Roman Transaction Expenses plus $8,000,000 as liquidated damages as set forth in the Business Combination Agreement, or (iii) if either Roman or ThomasLloyd terminates the Business Combination Agreement because the Closing has not occurred by the Outside Closing Date (provided that such termination right is not available to a party whose failure to fulfill its obligations was the proximate cause of the failure to close), ThomasLloyd shall pay Roman the Roman Transaction Expenses plus $8,000,000 as liquidated damages as set forth in the Business Combination Agreement.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and any related agreements. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. It is not intended to provide any other factual information about Roman, ThomasLloyd, or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties, are subject to limitations agreed upon by the parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts) and are subject to standards of materiality applicable to the parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Roman’s public disclosures.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K.

PubCo Articles of Association

The articles of association of PubCo (the “PubCo Articles”) will govern the rights, privileges, and preferences of the holders of PubCo securities after the Share Exchange.

In connection with the Share Exchange, PubCo will issue new PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares. Holders of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares generally vote together as a single class on all matters submitted to a vote of shareholders, except (i) as otherwise required by applicable law or the PubCo Articles, and (ii) holders of PubCo Class B Ordinary Shares may not vote on certain matters including related party transactions involving parties controlled by or under common control with such holders, board remuneration matters, and appointment or reappointment of board members proposed by such holders. Holders of PubCo Class A Ordinary Shares are entitled to one (1) vote per Class A Ordinary Share. Holders of PubCo Class B Ordinary Shares are entitled to ten (10) votes per PubCo Class B Ordinary Share.

The foregoing description of the PubCo Articles do not purport to be complete and are qualified in their entirety by the terms and conditions of the form of the PubCo Articles, a copy of which is included as Exhibit A to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Roman, Roman DBDR Acquisition Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), and ThomasLloyd entered into the Sponsor Support Agreement, pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Business Combination Agreement, the Merger, and each other proposal related to the Transactions, and against any alternative transactions or agreements that would impede, hinder, interfere with, delay, postpone, frustrate, prevent or nullify the Transactions, (ii) not redeem any Subject Shares (as defined in the Sponsor Support Agreement) in connection with the Transactions, (iii) be bound by certain other covenants and agreements related to the Business Combination, (iv) be bound by certain transfer restrictions with respect to its shares in Roman prior to the expiration time of the Sponsor Support Agreement, (v) be subject to the restrictions contemplated by the Lock-Up Agreement, (vi) waive anti-dilution protections with respect to the conversion of Roman Class B ordinary shares, par value $0.0001 per share (“Roman Class B Shares”), (vii) convert each Roman Class B Share into one Roman Class A Share, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement, (viii) waive any appraisal rights to dissent from the Transactions, and (viii) not amend, terminate or modify the Insider Letter (as defined in the Sponsor Support Agreement) without ThomasLloyd’s prior written consent. PubCo will become a party to the Agreement by executing a signature page thereto.

A copy of the Sponsor Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

In connection with the Transactions, PubCo, Roman, Sponsor, and certain shareholders of Roman and ThomasLloyd will enter into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things, PubCo will agree that, within thirty (30) days following the Closing Date, PubCo will file with the SEC a registration statement registering the resale of certain PubCo Shares held by or issuable to the parties thereto (such registration statement, the “Resale Registration Statement”), and PubCo will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof, but no later than the earlier of (i) sixty (60) days following the filing (or ninety (90) days if the SEC reviews the registration statement) and (ii) seven (7) business days after the SEC notifies PubCo that the registration statement will not be reviewed. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The Registration Rights Agreement also provides for liquidated damages payable to holders if PubCo fails to file or have declared effective the Resale Registration Statement within the required timeframes.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by Roman, the Sponsor and B. Riley Securities, a Delaware corporation, in connection with Roman’s initial public offering.

The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreement

In connection with the consummation of the Transactions, the Sponsor and the ThomasLloyd shareholders will enter into the Lock-Up Agreement with PubCo.

Pursuant to the Lock-Up Agreement, the Sponsor and certain ThomasLloyd shareholders will agree not to effect any transfer, sale or distribution (except for certain permitted transfers) of any PubCo Shares held by such holder after the Closing until the earlier of 180 days after the Closing Date or the date on which PubCo consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction which results in all of the shareholders of PubCo having the right to exchange their PubCo Shares for cash, securities or other property.

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit 10.3 to this Current Report.

Amended and Restated Business Combination Marketing Agreement

In connection with the signing of the Business Combination Agreement, Roman, ThomasLloyd and B. Riley Securities, Inc. (“B. Riley”) entered into an Amended and Restated Business Combination Marketing Agreement (the “A&R BCMA”), which amended and restated the Business Combination Marketing Agreement, dated December 12, 2024, by and between Roman and B. Riley.

Pursuant to the A&R BCMA, B. Riley will provide certain advisory, marketing and capital markets services to Roman in connection with certain business combinations, including the Business Combination. As consideration for such services, Roman has agreed to pay B. Riley a fee equal to 4.5% of the gross proceeds received by Roman from the sale of its equity securities in its initial public offering, including any proceeds from the full or partial exercise of the underwriters’ over-allotment option (the “Fee”). In connection with the Business Combination, the Fee will be structured and calculated based on the gross proceeds available to PubCo at the Closing, including proceeds retained from the trust account following the redemption deadline, proceeds from any PIPE Financing and proceeds from any other sources (collectively the “Gross Proceeds”) as follows: 30% of the Gross Proceeds on the first $10.0 million of Gross Proceeds; 10% of the incremental Gross Proceeds exceeding $10.0 million, up to the total amount of the Fee.

If all or any portion of the Fee is not paid in full at Closing, PubCo is obligated to enter into a committed equity facility (the “CEF”) with B. Riley or its affiliate immediately upon the Closing, as described below. If the Fee has not been paid in its entirety at Closing or subsequent to the Closing, subject to certain conditions, Roman has agreed to maximize its use of the CEF, subject to customary ownership and volume limitations, and to pay B. Riley 30% of the net proceeds raised under the CEF until the Fee is paid in full. If the Fee has not been paid in full by the twelve-month anniversary of the Closing, PubCo will be required to pay the remaining unpaid balance in cash.

In addition, PubCo has granted B. Riley the right to serve in the following capacities in certain capital markets transactions: (1) as lead distribution agent for any at-the-market offering (with a commission of 2.0% of gross proceeds) for 24 months following the Closing, and (2) until the Fee is paid in full, as joint lead underwriter and joint lead bookrunner for any public offerings (with equal economics to other joint lead underwriters) and placement agent for any private offerings.

The foregoing description of the A&R BCMA is subject to and qualified in its entirety by reference to the full text of the A&R BCMA, a copy of which is filed as Exhibit 10.4 to this Current Report.

Item 7.01	Regulation FD Disclosure.

On February 27, 2026, Roman and ThomasLloyd issued a press release announcing the Business Combination. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated December 2025. Such investor presentation contains unaudited prospective financial information of ThomasLloyd (the “Projections”). ThomasLloyd does not, as a matter of course, publicly disclose projections as to future revenues, earnings, financial condition, cash flows or other operating results. The Projections were prepared by ThomasLloyd’s management solely for internal use and for use in connection with discussions with certain potential investors in a potential financing transaction.

The Projections were prepared as of a prior date and speak only as of that date. They were based on numerous assumptions and estimates reflecting management’s judgment at the time, including, among other things, assumptions regarding market conditions, operating performance, timing and availability of financing (including the assumption that financing of US $30–50 million would be raised prior to January 31, 2026), capital expenditures and other matters. Many of these assumptions are inherently uncertain, are beyond ThomasLloyd’s control, and are subject to significant business, economic, competitive and regulatory risks. Since the date the Projections were prepared, material changes in circumstances, market conditions, strategy, financing assumptions and other factors have occurred, and certain assumptions underlying the Projections are no longer accurate.

The Projections do not reflect subsequent events, updated information or revised assumptions, and have not been updated or revised to reflect current conditions. Neither Roman nor ThomasLloyd makes any representation or warranty, express or implied, as to the accuracy, completeness, reasonableness, achievability or reliability of the Projections, and neither Roman nor ThomasLloyd intends to, and expressly disclaims any obligation to, update, revise or reaffirm the Projections to reflect events or circumstances occurring after the date they were prepared, except as may be required by applicable law.

The Projections are being furnished to investors with this Form 8-K solely because they were previously made available to certain potential investors in connection with prior discussions regarding a potential financing transaction. Investors should not rely on the fact that Roman is furnishing the Projections with this Form 8-K as an indication that Roman or its management, ThomasLloyd or its management, or any other person considers the Projections to be predictive of future events or otherwise indicative of actual future results. Investors should not rely upon the Projections as public guidance, as predictive of future events, or as a basis for any investment decision.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Roman under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Item 8.01	Other Events.

Committed Equity Facility Term Sheet

In connection with the consummation of the Transactions, Roman, ThomasLloyd and B. Riley entered into a binding term sheet (the “CEF Term Sheet”) with B. Riley relating to the CEF. Pursuant to the CEF Term Sheet, subject to the consummation of the Business Combination and the execution of definitive documentation, B. Riley will agree to purchase, from time to time during the 36-month commitment period following closing, up to an aggregate of $200.0 million (the “Aggregate Commitment Amount”) of PubCo’s common stock, at a purchase price equal to 97.0% of the volume-weighted average price of PubCo’s common stock during a defined pricing period, subject to customary ownership, exchange cap and volume limitations. In consideration for the Investor’s commitment, PubCo will agree to pay the Investor a commitment fee of 1.0% of the Aggregate Commitment Amount and to reimburse certain expenses, up to $75,000, not including quarterly legal fees of up to $7,500 in quarters where the CEF is used. If the engagement of a qualified independent underwriter (“QIU”) is required, PubCo will reimburse B. Riley up to an additional $55,000 for such engagement. The CEF Term Sheet is subject to customary conditions, including the negotiation of a definitive purchase agreement.

Additional Information about the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of Roman for their consideration. PubCo, Roman and ThomasLloyd intend to file a registration statement on Form F-4 with the SEC, which will include preliminary and definitive proxy statements to be distributed to Roman’s shareholders in connection with Roman’s solicitations of proxies from Roman’s shareholders with respect to the Business Combination and other matters to be described in the Registration Statement / Proxy Statement, as well as the prospectus relating to the offer of the securities to be issued to the shareholders of ThomasLloyd in connection with the completion of the Business Combination. After the Registration Statement / Proxy Statement has been filed and declared effective, Roman will mail a definitive proxy statement/prospectus and other relevant documents relating to the Business Combination and other matters to be described in the Registration Statement / Proxy Statement to Roman shareholders as of a record date to be established for voting on the Business Combination. Before making any voting or investment decision, Roman shareholders, ThomasLloyd shareholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Roman in connection with the Business Combination and other matters to be described in the Registration Statement / Proxy Statement, when they become available because they will contain important information about Roman, ThomasLloyd and the Business Combination. Shareholders will also be able to obtain free copies of the preliminary Registration Statement / Proxy Statement, the definitive Registration Statement / Proxy Statement and other documents filed by Roman with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Roman DBDR Acquisition Corp. II, 3300 S. Dixie Highway, Suite 179, West Palm Beach, FL 33405.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations relating to the Business Combination and other related transactions, including potential benefits, anticipated timing and satisfaction of closing conditions of the Business Combination; the implied equity value of ThomasLloyd; the formation, future financial condition and performance of PubCo; expected financial impacts of the Business Combination, including the amount and timing of the anticipated PIPE raise; the level of redemptions of Roman shareholders; the expected future performance of PubCo; ThomasLloyd’s estimates and forecasts of its pipeline projects and market opportunities; ThomasLloyd’s anticipated capital expenditures; ThomasLloyd’s expectations related to the success of its project development activities; and ThomasLloyd’s beliefs regarding its position in energy markets, including with respect to AI and data centers. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of ThomasLloyd’s and Roman’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of ThomasLloyd and Roman. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect the combined company or the expected benefits of the Business Combination and other related transactions; failure to realize the anticipated benefits of the Business Combination and other related transactions; risks related to ThomasLloyd, including but not limited to (i) its ability to implement strategy and identify suitable sustainable investment opportunities, (ii) political developments, laws and regulations in areas where ThomasLloyd operates, (iii) increased competition in the industries where ThomasLloyd operates, (iv) supply of natural resources necessary for ThomasLloyd’s operations, (v) reliance on third-party supplier and service providers, (vi) the effects of climate change, extreme weather events, and seismic events, and (vii) fluctuations in currency markets. Additional risks related to Roman include those factors discussed in documents Roman has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Current Report on Form 8-K and also set forth in the section entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in Roman’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, Roman’s Annual Report on Form 10-K for the year ended December 31, 2024, and in those documents that Roman has filed, or will file, with the SEC.

If any of these risks materialize or Roman’s or ThomasLloyd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Roman nor ThomasLloyd presently know or that Roman and ThomasLloyd currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Roman’s and ThomasLloyd’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and are qualified in their entirety by reference to the cautionary statements herein. Roman and ThomasLloyd anticipate that subsequent events and developments will cause Roman’s and ThomasLloyd’s assessments to change. These forward-looking statements should not be relied upon as representing Roman’s and ThomasLloyd’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Roman, ThomasLloyd nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

Roman, ThomasLloyd, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Roman’s shareholders with respect to the Business Combination and the other matters set forth in the Registration Statement / Proxy Statement. Information regarding Roman’s directors and executive officers, and a description of their interests in Roman is contained in Roman’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Roman DBDR Acquisition Corp. II, 3300 S. Dixie Highway, Suite 179, West Palm Beach, FL 33405. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the Registration Statement / Proxy Statement relating to the Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement / Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This Current Report on Form 8-K is not a substitute for the registration statement or for any other document that Roman and ThomasLloyd may file with the SEC in connection with the Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Roman, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†*	Business Combination Agreement, dated as of February 27, 2026, by and among Roman DBDR Acquisition Corp. II, ThomasLloyd Climate Solutions B.V., and the holders of ThomasLloyd’s outstanding ordinary shares named in the Business Combination Agreement.
10.1*	Sponsor Support Agreement, dated as of February 27, 2026, by and among Roman DBDR Acquisition Corp. II, ThomasLloyd Climate Solutions B.V., and Roman DBDR Acquisition Sponsor II LLC.
10.2	Form of Registration Rights Agreement.
10.3	Form of Lock-Up Agreement.
10.4	Amended and Restated Business Combination Marketing Agreement, dated February 27, 2026 by and between Roman DBDR Acquisition Corp. II, ThomasLloyd Climate Solutions B.V. and B. Riley Securities, Inc.
99.1	Press Release, dated February 27, 2026.
99.2	Investor Presentation, dated December 2025.
104	Cover Page Interactive Data File, formatted in Inline XBRL

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Certain portions of these exhibits have been redacted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 27, 2026

Roman DBDR Acquisition Corp. II

	By:	/s/ Dixon Doll, Jr.
	Name:	Dixon Doll, Jr.
	Title:	Chairman of the Board of Directors and Chief Executive Officer